June 13, 2014

Larry Spirgel

Assistant Director

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE: Alpine 5 Inc.

       Registration Statement on Form 10-12G

       Filed May 8, 2014

       File No. 000-55206

Mr. Sprigel:

This correspondence is in response to your letter dated June 3, 2014 in reference to our filing of the Form 10 filed May 8, 2014 on the behalf of Alpine 5 Inc., File No. 000-55206.

Please accept the following responses and note that Registrant filed amended Form 10-12G on June 13, 2014.

Comment 1

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 14

1. Please tell us and disclose the terms of, and file on EDGAR the agreement between Mr. Richard Chiang and ALPINE 5 Inc. to fund any costs “for the next twelve months and beyond.” We note that costs will be incurred for the filing of Exchange Act reports, and the investigation, analyzing, and consummating an acquisition. Also, please clarify whether this commitment is strictly for the next twelve months or an extended period.

Answer: Registrant notes the Commission’s comment and has amended its registration statement on page 14 to make the following disclosure. The agreement between Mr. Richard Chiang and ALPINE 5 Inc. to fund and costs are for an unlimited period of time and are related to ALPINE 5’s costs of maintaining the filing of Exchange Act reports, the investigation, analyzing, and consummation of an acquisition. Mr. Chiang has agreed to do so without recompense and for an unlimited period of time.

Comment 2

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Result of Operations, page 14

Please tell us and disclose in detail the relationship between Mr. Richard Chiang and his employer Tech Associates Inc. (Tech Associates) including his ownership, if any, title, and role within their organization. Further, please file on EDGAR any written agreements between Mr. Chiang and Tech Associates, including those to pay the company’s expenses in the form of a loan should funds contributed by Mr. Chiang be insufficient.

Answer: We have amended our Registration to include the following on page 14; Mr. Richard Chiang is employed by Tech Associates as the president and holds 100% ownership. His role within the organization is a consultant analyst with a primary function of reviewing growth companies and their respective business models. The Registrant has filed with this amendment on EDGAR the written agreement between Mr. Chiang and Tech Associates to pay the company’s expenses in the form of a loan should funds contributed by Mr. Chiang be insufficient.

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Comment 3

Prior Blank Check Company Experience, page 17

3. We note that a registration statement on Form 10 to register a class of securities under Section 12(g) becomes automatically effective 60 days after the date of filing. Please revise your disclosure in this section under the heading “Operating Status” to identify the date that is 60 days after relevant filing date of the respective registration statement as the date of effectiveness.

Answer: We have amended our Registration statement on page 17 under “Operating Status” to reflect that the date is 60 days after relevant filing date of the respective registration statement as the date of effectiveness.

Comment 4

Statements of Operations, page F-4

4. Please tell us why the company will not have any expenses until consummation of a transaction. We note that Mr. Chiang has paid all expenses incurred by the Company, and has committed to funding all expenses to be incurred by the Company through the date of completion of a business transaction. However, such expenses, including those for the audit of ALPINE 5’s financial statements, resident agent fees, and other basic state and local taxes, would be expenses of the Company. Please advise why these types of expenses have not been recognized in ALPINE 5’s financial statements with a credit to additional-paid in capital (equity) for the period from April 22, 2014 (inception) through April 30, 2014.

Answer: The Company recorded in its financial statements, as expense, $1,000 for all goods and services received during the period April 22, 2014 through April 30, 2014 with a corresponding credit to share capital (equity). The $1,000 amount was paid directly by Mr. Chiang. The expense incurred is for incorporation costs and related fees.

In future periods, the Company will continue to record all expenses incurred, whether paid directly by the Company or paid by Mr. Chiang on behalf of the Company, in accordance with the accrual basis of accounting. The corresponding credit for any amounts paid by Mr. Chiang on behalf of the Company will be credited to a liability or additional paid-in capital (equity) depending on the terms of the advance agreed upon between Mr. Chiang and the Company.

The sentence “Therefore, the Company will not have any expenses until the consummation of a transaction.” has been removed from the amended Form 10.

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Comment 5

Index to Financial Statements

3. Please revise to reflect as of April 30, 2014 and for the period from April 22, 2014 (date of inception) to April 30, 2014.

Answer: We have amended our Registration statement to reflect the dates as April 30, 2014 on our Index to Financial Statements.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Richard Chiang

Richard Chiang

President

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